                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                           WILTEL COMMUNICATIONS, INC.
               (SUCCESSOR TO WILLIAMS COMMUNICATIONS GROUP, INC.)

                                (Name of Issuer)
                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of class of securities)
                                   972487 10 2
                                 (CUSIP number)

                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

                          LEUCADIA NATIONAL CORPORATION

                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010

                                 WITH A COPY TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP

                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153

   (Name, address and telephone number of person authorized to receive notices and communications)
                                OCTOBER 15, 2002

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following pages)
                             (Page 1 of 16 pages)

CUSIP No.  972487 10 2                            13D

      1       NAME OF REPORTING PERSON:         LUK Acquisition I, LLC
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                         (b) [_]

      3       SEC USE ONLY


      4       SOURCE OF FUNDS:      OO (see Item 3)


      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
              PURSUANT TO ITEM 2(d) OR 2(e):

      6       CITIZENSHIP OR PLACE OF           Delaware
              ORGANIZATION:

     NUMBER OF        7   SOLE VOTING POWER:      -0-
       SHARES
    BENEFICIALLY      8   SHARED VOTING POWER:    11,775,000 (see Items 5 and 6)
      OWNED BY
        EACH          9   SOLE DISPOSITIVE POWER: -0-
     REPORTING
    PERSON WITH       10  SHARED DISPOSITIVE POWER:
                                                  11,775,000 (see Items 5 and 6)

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
              REPORTING PERSON:
                                                  11,775,000 (see Items 5 and 6)

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [_]
              CERTAIN SHARES:

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  23.55%

     14       TYPE OF REPORTING PERSON:         OO   (Limited Liability Company)

CUSIP No.  972487 10 2                13D

      1       NAME OF REPORTING PERSON:         LUK Acquisition II, LLC
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                         (b) [_]

      3       SEC USE ONLY


      4       SOURCE OF FUNDS:      OO (see Item 3)


      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
              PURSUANT TO ITEM 2(d) OR 2(e):

      6       CITIZENSHIP OR PLACE OF           Delaware
              ORGANIZATION:

     NUMBER OF    7   SOLE VOTING POWER:          -0-
       SHARES

    BENEFICIALLY  8   SHARED VOTING POWER:        10,225,000 (see Items 5 and 6)
      OWNED BY

        EACH      9   SOLE DISPOSITIVE POWER:     -0-
     REPORTING

    PERSON WITH   10  SHARED DISPOSITIVE POWER:   10,225,000 (see Items 5 and 6)

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
              REPORTING PERSON:                   10,225,000 (see Items 5 and 6)

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [_]
              CERTAIN SHARES:

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   20.45%

     14       TYPE OF REPORTING PERSON:         OO   (Limited Liability Company)

CUSIP No.  972487 10 2                13D

      1       NAME OF REPORTING PERSON:         Leucadia National Corporation
              S.S. OR I.R.S. IDENTIFICATION NO.
              OF ABOVE PERSON:

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [x]
                                                                         (b) [_]

      3       SEC USE ONLY


      4       SOURCE OF FUNDS:      WC


      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
              PURSUANT TO ITEM 2(d) OR 2(e):

      6       CITIZENSHIP OR PLACE OF           New York
              ORGANIZATION:

     NUMBER OF   7   SOLE VOTING POWER:          -0-
       SHARES

    BENEFICIALLY 8   SHARED VOTING POWER:        22,000,000 (see Items 5 and 6)
      OWNED BY

        EACH     9   SOLE DISPOSITIVE POWER:     -0-
     REPORTING

    PERSON WITH  10  SHARED DISPOSITIVE POWER:   22,000,000 (see Items 5 and 6)

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
              REPORTING PERSON:                  22,000,000 (see Items 5 and 6)

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [_]
              CERTAIN SHARES:

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  44%

     14       TYPE OF REPORTING PERSON:         CO

Item 1.     Security and Issuer.

            This Statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "WilTel Common Stock"), of WilTel Communications Group, Inc., a Nevada corporation ("WilTel"). The address of the principal executive office of WilTel is One Technology Center, Tulsa, OK 74103.

Item 2.     Identity and Background.

            This Statement is being filed by Leucadia National Corporation ("Leucadia") and its subsidiaries, LUK Acquisition I, LLC ("LUK I") and LUK Acquisition II, LLC ("LUK II" and collectively with Leucadia and LUK I, the "Beneficial Owners"). As discussed in Items 3, 4, 5 and 6 below, the Beneficial Owners are members of a group with respect to the WilTel Common Stock.

            (a)-(c) LUK I is a Delaware limited liability company with its principal office at c/o Leucadia National Corporation, 315 Park Avenue South, New York, NY 10010. LUK I was formed to provide a vehicle for Leucadia to make investments. The sole member of LUK I is Leucadia.

            LUK II is a Delaware limited liability company with its principal office at c/o Leucadia National Corporation, 315 Park Avenue South, New York, NY 10010. LUK II was formed to provide a vehicle for Leucadia to make investments. The sole member of LUK II is Leucadia.

            Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a holding company principally engaged in a variety of businesses, including banking and lending, property and casualty insurance, manufacturing, winery operations, real estate activities and development of a copper mine. Approximately 34.8% of the common shares of Leucadia outstanding at April 11, 2002 (including shares issuable pursuant to currently exercisable warrants) is beneficially owned (directly and through family members) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia (excluding an additional 2.0% of the common shares of Leucadia beneficially owned by trusts for the benefit of Mr. Steinberg's children, as to which Mr. Steinberg disclaims beneficial ownership). Private charitable foundations independently established by each of Messrs. Cumming and Steinberg each beneficially own less than one percent of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective private charitable foundation. Mr. Cumming and Mr. Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of Leucadia.

            The following information with respect to each executive officer and director of the Beneficial Owners is set forth in Schedule A hereto: (i) name,
(ii) business address, (iii) citizenship, (iv) present principal occupation or employment and

(v) name of any corporation or other organization in which such employment is conducted.

            (d)-(f) During the last five years, none of the Beneficial Owners and, to their knowledge, none of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. To the knowledge of the Beneficial Owners, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration.

            Pursuant to the Second Amended and Restated Joint Plan of Reorganization of Williams Communications Group, Inc. ("WCG") and CG Austria Inc., dated August 12, 2002 (as amended and supplemented, the "Plan") filed by WCG with the U.S. Bankruptcy Court for the Southern District of New York (the "Court"), on October 15, 2002, which was the effective date of the Plan (the "Effective Date"), an aggregate of 22,000,000 shares of WilTel Common Stock (the "Shares") were issued to the Beneficial Owners (as more fully described below).

            Pursuant to a Purchase and Sale Agreement, dated as of July 26, 2002 between Leucadia and The Williams Companies, Inc. ("TWC") (as amended on October 15, 2002, the "Purchase Agreement"), the Beneficial Owners acquired certain claims against WCG (the "TWC Assigned Claims") for a purchase price of $180,000,000 by delivering into escrow pursuant to the Escrow Agreement, dated as of October 15, 2002, among WilTel, Leucadia, TWC and the Bank of New York, as Escrow Agent (the "Escrow Agreement"), a letter of credit issued by Fleet Bank (the "TWC Letter of Credit"). A total of 11,775,000 Shares were received by LUK I in satisfaction of the TWC Assigned Claims in accordance with the Plan.

            Pursuant to an Investment Agreement, dated as of July 26, 2002 by and among Leucadia, WCG and Williams Communications, LLC (as amended on September 16, 2002 and October 15, 2002, the "Investment Agreement"), the Beneficial Owners purchased 10,225,000 Shares for a purchase price of approximately $150,000,000 by paying WilTel $1,000 and delivering into escrow pursuant to the Escrow Agreement, a letter of credit issued by JPMorgan Chase Bank (the "WilTel Letter of Credit"). A total of 10,225,000 Shares were received by LUK II in accordance with the Plan.

            Leucadia used its working capital to fund LUK I and LUK II, which in turn used the capital contributed by Leucadia to collateralize their respective reimbursement obligations with respect to the TWC Letter of Credit and the WilTel Letter of Credit. In connection with the issuance of the TWC Letter of Credit, LUK I entered into a pledge agreement with Fleet Bank pursuant to which LUK I granted a security interest in, and pledged certain assets to, Fleet Bank. In connection with the issuance of the WilTel Letter of Credit, LUK II entered into a collateral agreement with JPMorgan Chase Bank pursuant to which LUK II granted JPMorgan Chase Bank a security interest in a custody account maintained at JPMorgan Chase Bank in the name of LUK II.

            The Plan, Purchase Agreement, Investment Agreement and Escrow Agreement, which are filed as Exhibits to this Schedule 13D, are incorporated herein by reference.

            The information contained in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.     Purpose of the Transaction.

            Leucadia's purpose in entering into these transactions was to obtain the opportunity to profit from investing in WilTel and to have significant influence on the direction of WilTel's business and affairs. The following description of certain portions of the Plan and the documents implementing the Plan is qualified in its entirety by reference to (i) the Plan, (ii) the Investment Agreement, (iii) the Purchase Agreement and (iv) the Escrow Agreement, each of which is incorporated herein by reference.

            Pursuant to the Plan, on October 15, 2002, Leucadia consummated the transactions contemplated by the Investment Agreement and the Purchase Agreement and WilTel issued the Shares.

            Pursuant to the Plan and a Stockholders Agreement dated October 15, 2002 between Leucadia and WilTel (the "Stockholders Agreement"), which is filed as Exhibit 9 hereto and incorporated herein by reference, Leucadia designated four (4) members of WilTel's nine (9) member Board of Directors and four (4) members of the initial reorganized Board of Directors of WilTel were designated by the Official Committee of Unsecured Creditors of WCG. As a result of the resignation of the former chief executive officer of WCG, the ninth seat on the Board of Directors is vacant. The vacancy on the Board of Directors will be filled in accordance with the Articles of Incorporation of WilTel. The Stockholders Agreement provides, among other things, that Leucadia is obligated until the second anniversary of the Effective Date, to vote, and to cause its subsidiaries to vote, their securities for Committee Independent Directors (as defined in the Stockholders Agreement) in accordance with the terms of the Stockholders Agreement. In addition, the Stockholders Agreement provides that until the fifth anniversary of the Effective Date, Leucadia cannot acquire in excess of 49% of the issued and outstanding securities of WilTel without the prior approval of (i) a majority of the Independent Directors (as defined in the Stockholders Agreement) of WilTel or (ii) the holders of a majority of WilTel's voting securities that are not owned by Leucadia and its affiliates. The Stockholders Agreement also gives Leucadia the right to designate (i) four (4) members of the Board of Directors for as long as Leucadia owns at least twenty percent (20%) of the WilTel Common Stock and (ii) at least one (1) member of the Board of Directors for as long as Leucadia owns at least ten percent (10%) of the WilTel

Common Stock. The Stockholders Agreement restricts Leucadia and its affiliates from (i) commencing any tender or exchange offer for WilTel's voting securities,
(ii) directly or indirectly causing a merger with WilTel following a Permitted Investor Tender Offer (as defined in the Stockholders Agreement) or (iii) entering into any transaction between WilTel or its subsidiaries, on the one hand, and Leucadia or its affiliates, on the other hand. The Stockholders Agreement is filed as Exhibit 9 hereto, and is incorporated herein by reference.

            As contemplated by the Plan, on the Effective Date, WilTel issued the Shares to the Beneficial Owners, representing 44% of the equity of WilTel outstanding as of the Effective Date after giving effect to the WilTel Common Stock issued pursuant to the Plan, resulting in a total of 50,000,000 shares of WilTel Common Stock being issued and outstanding as of the Effective Date.

            Pursuant to the Plan, 1,000,000 shares of WilTel Common Stock were issued on the Effective Date to a securities holder channeling fund pursuant to a channeling injunction (the "Channeling Injunction") issued by the Court. The Channeling Injunction enjoins holders of unsecured claims against WCG from asserting any claims against TWC and their affiliates and against certain affiliates of WCG for actions taken with respect to WCG on or prior to the Effective Date. To the extent that the 1,000,000 shares of WilTel Common Stock are not issued to satisfy such claims, one-half of such unused shares will be distributed to Leucadia and the other one-half will be distributed to the holders of unsecured claims against WCG.

            Pursuant to the Plan, the Articles of Incorporation of WilTel prohibit WilTel from issuing non-voting equity securities. In addition, the Articles of Incorporation impose certain restrictions on the transfer of WilTel's equity securities without the prior written approval of WilTel's Board of Directors. These restrictions are applicable to persons who are or become (under applicable tax rules) five-percent shareholders of WilTel, without the prior written approval of WilTel's Board of Directors. However, the Articles of Incorporation permit Leucadia to acquire up to 49% of the issued and outstanding shares of WilTel Common Stock without obtaining prior approval from the Board of Directors. The Articles of Incorporation of WilTel are filed as Exhibit 12 hereto, and are incorporated herein by reference.

            Additional information is included in the responses to Items 3 and 6 of this Schedule 13D, which Items are incorporated herein by reference.

            Subject to and depending upon availability at prices deemed favorable by Leucadia, Leucadia, directly or through its subsidiaries, may purchase additional shares of WilTel Common Stock from time to time in the open market, in privately negotiated transactions with third parties or otherwise, subject to compliance with the terms of the Stockholders Agreement and the transfer restrictions contained in WilTel's Articles of Incorporation described above.

            Except as set forth above, the Beneficial Owners have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a) As of October 15, 2002, the Beneficial Owners beneficially owned the following shares of WilTel Common Stock:

                  (i) LUK I is the direct owner of 11,775,000 Shares representing approximately 23.55% of the 50,000,000 shares of WilTel Common Stock outstanding after giving effect to issuances of WilTel Common Stock pursuant to the Plan (the "Outstanding Shares").

                  (ii) LUK II is the direct owner of 10,225,000 Shares representing approximately 20.45% of the Outstanding Shares.

                  (iii) By virtue of its ownership of all of the outstanding membership interests of LUK I and LUK II, for purposes of this Schedule 13D, Leucadia may be deemed to share voting and dispositive power with respect to the Shares owned of record by LUK I and LUK II, and therefore may be deemed to be a beneficial owner of all of the Shares beneficially owned by LUK I and LUK II.

                  (vii) By virtue of their ownership of Leucadia common shares and their positions with Leucadia, for purposes of this Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to share voting and disposition powers with respect to the Shares beneficially owned by Leucadia and therefore may be deemed to be beneficial owners of all of the Shares beneficially owned by Leucadia.

                  (viii) Except as set forth in Paragraph (i) through (vii) of this Item 5(a), to the best knowledge of the Beneficial Owners, none of the other persons identified pursuant to Item 2 above beneficially owns any shares of WilTel Common Stock.

            (b)   Item 5(a) is incorporated herein by reference.

            (c) Except as otherwise described herein, none of the persons identified pursuant to Item 2 above has effected any transactions in WilTel Common Stock during the past sixty days.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Leucadia has entered into a Registration Rights Agreement with WilTel by which WilTel has granted Leucadia certain rights to obligate WilTel to register for sale under the Securities Act of 1933, as amended, the shares of WilTel Common Stock owned by Leucadia or its affiliates, including the Shares issued in connection with the Plan. The Registration Rights Agreement is filed as Exhibit 10 hereto, and is incorporated herein by reference.

            Leucadia and WilTel have entered into a Stockholders Agreement. The information set forth in Item 4 and the Stockholders Agreement, which is filed as Exhibit 9 hereto, are incorporated herein by reference.

            Leucadia and WilTel have entered into a Stockholder Rights and Co-Sale Agreement (the "Co-Sale Agreement") by which, among other things, certain persons are eligible to participate in proposed issuances or actual issuances of Rights Securities (as defined in the Co-Sale Agreement) to Leucadia until the fifth anniversary of the Effective Date. In addition, certain persons would be eligible to participate in any transfer (other than Exempt Transactions (as defined in the Co-Sale Agreement) and transfers to affiliates of Leucadia) by Leucadia of 33% or more of the shares of WilTel Common Stock outstanding until the fifth anniversary of the Effective Date. The Co-Sale Agreement is filed as Exhibit 11 hereto, and is incorporated herein by reference.

            Leucadia, TWC, WilTel and The Bank of New York, as Escrow Agent, entered into the Escrow Agreement. If WilTel receives FCC Approval (as defined in the Escrow Agreement) for the transfer of control of the licenses issued to WilTel's subsidiary, Williams Communications LLC prior to February 28, 2003, the proceeds of the WilTel Letter of Credit will be paid to the Escrow Agent for disbursement to WilTel in accordance with the terms of the Escrow Agreement and the proceeds of the TWC Letter of Credit will be paid to the Escrow Agent for disbursement to TWC in accordance with the terms of the Escrow Agreement. If WilTel does not deliver notice of FCC Approval on or before February 28, 2003 in accordance with the terms of the Escrow Agreement, the WilTel Letter of Credit and the TWC Letter of Credit will either expire by its terms on March 14, 2003 or will be returned to Leucadia and the purchase of the (i) 10,225,000 Shares from WilTel for approximately $150,000,000 and (ii) TWC Assigned Claims from TWC for $180,000,000 by Leucadia will be unwound. As a result of the unwind, the 10,225,000 Shares will be returned to WilTel and the 11,775,000 Shares will be returned to the Escrow Agent for distribution to TWC in accordance with the terms of the Escrow Agreement. The Escrow Agreement is filed as Exhibit 8 hereto, and is incorporated herein by reference.

            Other than as set forth above or otherwise described in this
Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of WilTel (i) among the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (ii) between (a) the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (b) any other person, other than the agreements filed herewith as Exhibits 1-12.

Item 7.     Material to be Filed as Exhibits.

            1. Agreement among the Beneficial Owners with respect to the filing of this Schedule 13D.

            2. Second Amended and Restated Joint Plan of Reorganization of Williams Communications Group, Inc. and CG Austria Inc., dated August 12, 2002, incorporated herein by reference to Exhibit A to Exhibit 99.2 to WCG's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on August 23, 2002.

            3. Investment Agreement, dated as of July 26, 2002 by and among Leucadia, WCG and Williams Communications, LLC, incorporated herein by reference to Exhibit 99.4 to WCG's Current Report on Form 8-K filed with the SEC on July 31, 2002.

            4. Amendment Number 1, dated September 30, 2002, to the Investment Agreement, dated as of July 26, 2002 by and among Leucadia, WCG and Williams Communications, LLC, incorporated herein by reference to Exhibit 99.4 to WilTel's Current Report on Form 8-K filed with the SEC on October 24, 2002.

            5. Amendment Number 2, dated October 15, 2002, to the Investment Agreement, dated as of July 26, 2002, as amended on September 30, 2002, by and among Leucadia, WCG and Williams Communications, LLC, incorporated herein by reference to Exhibit 99.5 to WilTel's Current Report on Form 8-K filed with the SEC on October 24, 2002.

            6. Purchase and Sale Agreement, dated as of July 26, 2002 between Leucadia and TWC, incorporated herein by reference to Exhibit 99.5 to WCG's Current Report on Form 8-K filed with the SEC on July 31, 2002.

            7. Amendment Number 1, dated October 15, 2002, to the Purchase and Sale Agreement, dated as of July 26, 2002 by and among Leucadia and TWC, incorporated herein by reference to Exhibit 99.2 to WilTel's Current Report on Form 8-K filed with the SEC on October 24, 2002.

            8. Escrow Agreement, dated as of October 15, 2002, by and among Leucadia, TWC, WilTel and The Bank of New York, as Escrow Agent, incorporated herein by reference to Exhibit 99.3 to WilTel's Current Report on Form 8-K filed with the SEC on October 24, 2002.

            9. Stockholders Agreement, dated as of October 15, 2002, by and between Leucadia and WilTel, incorporated herein by reference to Exhibit 99.6 to WilTel's Current Report on Form 8-K filed with the SEC on October 24, 2002.

            10. Registration Rights Agreement, dated October 15, 2002, by and between Leucadia and WilTel, incorporated herein by reference to Exhibit 99.10 to WilTel's Current Report on Form 8-K filed with the SEC on October 24, 2002.

            11. Stockholder Rights and Co-Sale Agreement, dated October 15, 2002, by and among Leucadia and WilTel, incorporated herein by reference to
Exhibit 99.11 to WilTel's Current Report on Form 8-K filed with the SEC on October 24, 2002.

            12. Articles of Incorporation of WilTel, incorporated herein by reference to Exhibit 99.7 to WilTel's Current Report on Form 8-K filed with the SEC on October 24, 2002.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  October 24, 2002

                                     LUK ACQUISITION I, LLC

                                     BY: /s/ Joseph A. Orlando
                                         -----------------------
                                         Name: Joseph A. Orlando
                                         Title: President

                                     LUK ACQUISITION II, LLC

                                     BY: /s/ Joseph A. Orlando
                                         -----------------------
                                         Name: Joseph A. Orlando
                                         Title: President

                                     LEUCADIA NATIONAL CORPORATION

                                     BY: /s/ Joseph A. Orlando
                                         ----------------------
                                         Name: Joseph A. Orlando
                                         Title: Vice President and Chief
                                         Financial Officer

                                   SCHEDULE A

Directors and Executive Officers of LUK I, LUK II and Leucadia

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of LUK I, LUK II, and Leucadia. To the knowledge of the Beneficial Owner, each person listed below is a United States citizen.

            For purposes of this Schedule A, LUK I is "(a)", LUK II is "(b)", and Leucadia is "(c)".

                                    Director-                                     Principal Occupation
Name and Business Address           ships              Offices                     or Employment
-------------------------           -----              -------                     -------------

 Ian M. Cumming                     (c)                Chairman of the            Chairman of the
c/o Leucadia National                                  Board of (c)               Board of (c)
Corporation
529 E. South Temple
Salt Lake City, Utah  84102

Joseph S. Steinberg                 (c)                President of (c)           President of (c)
c/o Leucadia National
Corporation
315 Park Avenue South
New York, NY 10010

Paul M. Dougan                      (c)                --                         President and Chief
c/o Equity Oil Company                                                            Executive Officer
10 West 300 South                                                                 of Equity Oil
Salt Lake City, Utah  84102                                                       Company (a company
                                                                                  engaged in oil and
                                                                                  gas exploration and
                                                                                  production having
                                                                                  an office in Salt
                                                                                  Lake City, Utah)

Lawrence D. Glaubinger              (c)                --                         Private Investor;
c/o Lawrence Economic                                                             President of
Consulting, Inc.                                                                  Lawrence Economic
P.O. Box 3567                                                                     Consulting Inc., (a
Hallandale Beach, FL                                                              management
33008                                                                             consulting firm)

James E. Jordan                     (c)                --                         Managing Director
c/o Arnhold and S.                                                                of Arnhold and S.
Bleichroeder Advisors, Inc.                                                       Bleichroeder
1345 Avenue of the Americas                                                       Advisors, Inc. (a
New York, N.Y.  10105                                                             company engaged in
                                                                                  asset management
                                                                                  services)


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

                                    Director-                                     Principal Occupation
Name and Business Address           ships              Offices                     or Employment
-------------------------           -----              -------                     -------------

Jesse Clyde Nichols, III            (c)                --                         Retired Investor
4945 Glendale Road
Westwood Hills, KS 66205

Thomas E. Mara                      --                 Executive Vice             Executive Vice
c/o Leucadia National                                  President of (a)           President and
Corporation                                            and (b) and                Treasurer of (c)
315 Park Avenue South                                  Executive Vice
New York, NY 10010                                     President and
                                                       Treasurer of (c)

Joseph A. Orlando                   --                 President of (a)           Vice President and
c/o Leucadia National                                  and (b) and Vice           Chief Financial
Corporation                                            President and              Officer of (c)
315 Park Avenue South                                  Chief Financial
New York, NY 10010                                     Officer of (c)

Mark Hornstein                      --                 Vice President of          Vice President and
c/o Leucadia National                                  (a), (b) and (c)           Asst. Secretary of
Corporation                                            and Asst.                  (c)
315 Park Avenue South                                  Secretary of (c)
New York, NY 10010

Philip M. Cannella                  --                 Vice President of          Asst. Vice
c/o Leucadia National                                  (a) and (b) and            President of (c)
Corporation                                            Asst. Vice
315 Park Avenue South                                  President of (c)
New York, NY 10010

Barbara L. Lowenthal                --                 Treasurer of (a)           Vice President and
c/o Leucadia National                                  and (b) and Vice           Comptroller of (c)
Corporation                                            President and
315 Park Avenue South                                  Comptroller of (c)
New York, NY 10010

H. E. Scruggs                       --                 Vice President of          Vice President of
c/o Leucadia National                                  (c)                        (c)
Corporation
315 Park Avenue South
New York, NY 10010

Laura E. Ulbrandt                   --                 Secretary of (a),          Secretary of (c)
c/o Leucadia National                                  (b) and (c)
Corporation
315 Park Avenue South
New York, NY 10010


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